

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 29, 2011

<u>Via U.S. Mail</u>

Norman M. Brothers, Jr.
Vice President
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, GA 30328

> **Re: United Parcel Service, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-15451**
> **Response Letter Filed March 14, 2011**

Dear Mr. Brothers:

We refer you to our comment letter dated December 20, 2010 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance